FEDERATED INCOME SECURITIES TRUST

4000 Ericsson Drive

Warrendale, PA 15086-7561

January 23, 2014

EDGAR Operations Branch

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, Northwest

Washington, DC 20549

RE: FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

Federated Unconstrained Bond Fund (the “Fund”)

Class A Shares

Institutional Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

______________________________________________________

Dear Sir or Madam:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on January 9th, 2014 regarding the 485(a) filing made on November 18, 2013. The following responses have been discussed orally with the Registrant’s examiner, Jeff Foor.

1.	In response to your comment #1, the Registrant feels that the current disclosure in regards to the Fund’s disclosure of its investment objective meets the requirements of Form N-1A Item 2, Item 4 and Items 9(a) and (b). The registrant believes that the disclosure is also consistent with its discussions with the Staff and responses to prior Staff comments, (see correspondence filings for Federated Total Return Series, Inc., dated January 22, 2010 and Federated Fixed Income Securities Trust, Inc., dated November 20, 2009) and is standard practice for the Federated Fund Complex.
2.	In response to your comment #2, the Registrant confirms that it has considered whether to adjust the Acquired Fund Fees and Expenses.
3.	In response to your comment #3, the Registrant confirms that the date in footnote No. 2 of the “Fee Table” will be updated.
4.	In response to your comment #4, the headers to the Summary Strategy and Risk sections are standard practice for the Federated Fund Complex.
5.	In response to your comment #5, the following will be added as the second sentence to the third paragraph in both the Summary and Statutory strategy sections.

“The Fund may invest in equity securities with any market capitalization and therefore the Fund’s equity portion may contain small, mid and large-cap stocks.”

6.	In response to your comment #6, the statement does not refer to shorting securities. The statement refers to investing in derivative or hybrid instruments that benefit from decreases in the value of the underlying instrument. This disclosure matches the disclosure in the “What are the Fund’s Investment Strategies?” section of the statutory prospectus. These investments and their risks are disclosed in the “Derivative Contracts” and “Risks of Investing in Derivative Contracts and Hybrid Instruments” portions of the prospectus, respectively. For example, the fund may sell treasury futures to manage its duration risk. Selling treasury futures would benefit from a decrease in the value of treasuries.
7.	In response to your comment #7, the Registrant confirms that the “Pooled Vehicles” in which the Fund intends to invest are accurately reflected as currently drafted.
8.	In response to your comment #8, the Registrant believes that the current disclosure adequately describes the risk, and potential costs, of investing in other investment companies. Specifically, the Registrant believes that the disclosure contained in the securities definition of “Investing in Securities of Other Investment Companies” and the line item “Acquired Fund Fees and Expenses” contained in the Fee table, provides clear and sufficient disclosure of the potential that the Fund may be subject to underlying fund expenses.
9.	In response to your comment #9, the Registrant is aware of the July 2010 letter and feels that the disclosure, as currently drafted, is sufficient. We also note that the securities description disclosure identifies exact types of derivatives to implement its investment strategies- futures, options and swaps – and sub-types of such derivatives in which the Fund may invest. Finally, the Fund provides specific risk disclosure under the section entitled “Risk of Investing in Derivative Contracts and Hybrid Instruments.”
10.	In response to your comment #10, the fee table line item “Maximum Deferred Sales Charge (Load)” states “0.00%” for Class A Shares. This is standard practice for the Federated Fund Complex with respect to Class A Shares.

If you have any questions, please contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer

Diane J. Palmer

Senior Paralegal